Lumen Technologies, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

June 12, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Re: Lumen Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 23, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2023
Filed May 2, 2023
Form 8-K Furnished May 2, 2023
File No. 001-07784

Dear Staff of the U.S. Securities and Exchange Commission,

On behalf of Lumen Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 26, 2023, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Commission on February 23, 2023, Form 10-Q for the Quarterly Period Ended March 31, 2023, and Form 8-K Furnished May 2, 2023 (the “May 8-K).

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

(3) Goodwill, Customer Relationships, and Other Intangible Assets, page 83

1.We note in your response to prior comment 3 that you used a market approach and a discounted cash flow method. Please tell us how each was weighted in estimating the fair value of the reporting units.

Response: The Company utilized the following weighting for the market approach and discounted cash flow method for each of our reporting units in estimating the fair value of each reporting unit as of October 31, 2022:

	Weighting
Reporting Unit	Market Approach Value	Income Approach Value
NA Business	50%	50%
Mass Markets	50%	50%
EMEA	80%	20%
APAC	80%	20%

As noted above, to estimate the fair value of our NA Business and Mass Markets reporting units, we used a 50/50 weighting between the discounted cash flow method (“DCF” or “Income Approach”) and market approach. Management reviewed different weightings and determined that a 50/50 weighting on DCF and market approach was the most appropriate at October 31, 2022. In doing so, we considered models used by financial analysts and other third parties to value Lumen, as well as prices offered by third party bidders to purchase portions of our business. As of December 31, 2022, there was no goodwill allocated to the EMEA and APAC reporting units.

2.With regards to your market approach, please describe the trends in your NA Business revenue and EBITDA multiples over the last several years. Also, you disclose on page 50 that you performed sensitivity analyses that considered a range of discount rates and EBITDA market multiples. Tell us whether you performed a sensitivity analysis of the NA Business revenue and NA Business EBITDA multiples and, if so, please provide. Lastly, in your response to prior comment 3, you indicate that your multiples were within the range of the peer group multiples. Please provide us with the range of the peer group multiples and tell us where the NA Business fell within the range.

Response: In connection with estimating the market approach value of our NA Business reporting unit, we utilized the following revenue and EBITDA multiples for quantitative assessments performed during the following periods beginning March 31, 2019 and ending October 31, 2022.

	10/31/22	10/31/21	1/31/21(1)	10/31/20(1)	10/31/19(1)	3/31/19(2)
NA Business Revenue Multiple	2.0	2.5	2.2	2.2	2.2	2.0
NA Business EBITDA Multiple	5.0	6.6	6.0	5.9	5.9	5.5

(1) As previously disclosed, we made changes to our segment and customer-facing sales channel reporting categories in early 2021 to align with operational changes designed to better support our customers. Therefore, the NA Business revenue multiples and EBITDA multiples were calculated using a weighted average of our previous reporting units in this trend analysis.

(2) Because our low share price was a trigger for impairment testing, we estimated the fair value of our operations using only the market approach.

As of October 31, 2022, we performed concurrent sensitivity analyses to test the impact of various revenue and EBITDA multiple combinations for the NA Business reporting unit. These sensitivity analyses considered revenue and EBITDA multiple ranges of our peer group as shown in the table below. We historically utilized these peer group comparisons as part of our assessment of potential market participants, as our peers are in similar industries and provide a reasonable range for market-based measurements of fair value. In addition, we examined the impacts of various revenue and EBITDA multiple combinations in relation to:

•Historical NA Business multiples and implied valuations
•The spread between the revenue and EBITDA multiples’ implied valuations
•Impact on fair value of invested capital and excess/deficit to the carrying value of equity
•Impact of the NA Business reporting unit valuation to Lumen’s overall implied control premium

Generally, we have historically performed a similar analysis as part of every goodwill impairment assessment we have conducted in recent years to ensure all relevant factors are considered when selecting the Market Multiples and Long-term Growth Rates (“LTGR”) for our reporting units. We calculate and compare revenue growth, EBITDA, and Unlevered Cash Flow growth as well as EBITDA margin profiles. We generally assume that periods of growth or declines will normalize over time and moderate beyond the forecast horizon. We also consider how cost efficiencies and strategic investments made in the near term will impact our future financial performance. We additionally considered any changes in go-to-market strategies, sales channels, leadership changes and product categories (including our recent change to “grow/nurture/harvest/other” product categories) for each reporting unit. We also considered at October 31, 2022 the areas where initiatives would have the greatest impact while remaining mindful of each reporting unit’s respective strategic position, the overall macroeconomic environment, and related recessionary concerns.
At October 31, 2022, we reduced our NA Business revenue and EBITDA multiples from prior year multiples to align with the lower margins and lower revenue expectations used to set our earnings guidance for 2023. We expect to see the largest uplift from our targeted initiatives in this reporting unit. Key strategic priorities include promoting our Edge, Network-as-a-Service, Unified Communications & Collaboration, and Security and Secure Access Service Edge products, supported by higher sales from the digital portal and overall enterprise transformation and simplification efforts. As we have discussed in our previous reports, however, we do not expect these initiatives to result in revenue or EBITDA growth until 2025, which we believe supports using the below-market multiples.
The range of peer group 2022 revenue and EBITDA multiples and selected multiples utilized for NA Business are provided in the table below. NA Business’ multiples were substantially below the average peer group revenue and EBITDA multiples.

Peer Group Range	Revenue Multiple	EBITDA Multiple
Minimum	1.8x	4.7x
Average	2.9x	7.5x
Median	2.7x	7.3x
Maximum	4.6x	10.8x

NA Business	2.0x	5.0x

3.You disclose the weighted average cost of capital (WACC) used for the NA Business reporting unit was 9.4% and you indicate in your response that this included a 5% company specific equity risk premium. Please tell us whether you included a company specific equity risk premium in the WACC assumption in prior quantitative analyses and, if not, why such premium was included in the 2022 analysis.

Response: The Company assesses its specific debt and equity risk premium when determining the overall WACC. We have included a company specific equity risk premium in prior quantitative analyses. Additionally, we consider a company specific debt risk premium based on the trading levels of the Company’s debt and access to capital markets. The increase in our company specific equity risk premium is primarily tied to the volatility and trending of our share price. The following table provides our company specific risk premium (equity and debt) for prior quantitative analysis.

	Oct-22	Oct-21	Jan-21	Oct-20	Oct-19	Mar-19(1)
Company Specific Risk Premium	5.0%	5.0%	2.0%	4.0%	0.0%	N/A

(1) Because our low share price was a trigger for impairment testing, we estimated the fair value of our operations using only the market approach.

4.In your response you indicate that you compared revenue, Adjusted EBITDA growth and unlevered cash flow growth, as well as Adjusted EBITDA margin profiles and that the long-term growth rate used were in line or below comparable average growth for these measures in future years based on your long-term forecast. You also state that considering these factors, you concluded the selected WACC, market multiples, long-term growth rate estimated fair value and indicated control premium were all reasonable. Please expand on these points and explain further how you concluded that the NA Business growth rates used were reasonable including more details about the comparisons referenced. In this regard, tell us whether you compared these amounts and/or rates with peers and, if so, tell us what the range of peers was and explain where you were within the range.

Response: In Table A below, the selected LTGR of 0.25% for our NA Business reporting unit is shown in comparison to our key growth metrics in the final two years of our internal long-term forecast. Additionally, management compared Lumen to publicly available peer group metrics in the intermediate term (2022-2024) across our key metrics including revenue growth, Adjusted EBITDA growth and Adjusted EBITDA margin, as shown in Table B below. Lumen NA Business average revenue growth and Adjusted EBITDA growth and Adjusted EBITDA margin are all towards the bottom of the range. As part of the forecast process, management goes beyond Lumen’s direct peers and also analyzed available industry data on channel and product trends in relation to our Lumen forecast, specifically focusing on NA Business Enterprise and Wholesale channel product trends within the context of Lumen’s historical performance and in combination with our revenue initiatives and go-to-market approach.

Table A

	Revenue CAGR (last 2 years)	EBITDA CAGR (last 2 years)	Unlevered Cash Flow CAGR	Unlevered Cash Flow (last 2 year average)	Revenue (last 2 year average)	Selected LTGR
NA Business	1.29%	3.97%	7.91%	4.99%	1.29%	0.25%

Table B

(Figures in Millions and Local Currency)		Revenue Growth			Adjusted EBITDA Growth			Adjusted EBITDA Margin
Ticker	Company	CY2022	CY2023	CY2024	CY2022	CY2023	CY2024	CY2022	CY2023	CY2024

LUMN	Lumen Technologies, Inc.	-15.7%	-15.4%	-1.8%	-19.5%	-20.9%	-0.8%	39.0%	36.4%	36.8%

T	AT&T Inc.	-25.9%	-1.7%	1.5%	-26.3%	2.0%	3.4%	33.4%	34.7%	35.4%
VZ	Verizon Communications Inc.	2.4%	1.5%	1.6%	6.0%	1.7%	1.8%	35.1%	35.2%	35.2%
ATUS	Altice USA, Inc.	-3.8%	-2.9%	-1.1%	-10.1%	-3.3%	2.2%	40.1%	39.9%	41.3%
CHTR	Charter Communications, Inc.	4.6%	2.0%	2.6%	5.5%	2.6%	4.3%	40.0%	40.2%	40.9%
CMCSA	Comcast Corporation	4.3%	-0.6%	2.2%	6.7%	0.4%	3.4%	30.4%	30.7%	31.1%
AKAM	Akamai Technologies, Inc.	3.8%	4.6%	8.7%	27.6%	3.4%	10.5%	42.4%	41.9%	42.6%
BCE	BCE Inc.	2.9%	2.8%	2.8%	23.4%	3.7%	3.7%	42.6%	43.0%	43.3%

Peer Average		-1.7%	0.8%	2.6%	4.7%	1.5%	4.2%	37.7%	38.0%	38.5%

	Peer statistics:
	Minimum	-25.9%	-2.9%	-1.1%	-26.3%	-3.3%	1.8%	30.4%	30.7%	31.1%
	Average	-1.7%	0.8%	2.6%	4.7%	1.5%	4.2%	37.7%	38.0%	38.5%
	Median	2.9%	1.5%	2.2%	6.0%	2.0%	3.4%	40.0%	39.9%	40.9%
	Maximum	4.6%	4.6%	8.7%	27.6%	3.7%	10.5%	42.6%	43.0%	43.3%
Table Notes:
- Lumen includes all Lumen reporting units and is impacted by divestitures completed during 2022. NA Business accounts for approximately 75% of Total Lumen revenue.
- Removing the impacts of the 20-state ILEC business divestiture completed October 3, 2022, estimated Lumen NA Business revenue growth and Adjusted EBITDA growth are -2.5% and -6.1%, respectively, on average over the period from 2022 through 2024, while average Adjusted EBITDA margin over the same period is approximately 32%; each of these metrics is below the corresponding peer average.

In connection with determining our LTGR, we review key metrics and multiples used to prepare our publicly available guidance and long-term forecast, as well as reviewing performance data of our peers and the broader industry for additional context. As noted in our prior reports, we expect capital investments and cost reduction initiatives being made in the near-term to drive improved long-term NA Business performance beginning in 2025. We assessed all of these factors in connection with determining that our LTGR is 0.25%.

5.Please tell us whether a sensitivity analysis was performed specific to the assumptions of revenue, adjusted EBITDA and unlevered cash flow growth rates, as well as the WACC, for the NA Business and if so, what those results were. Also, describe the trends in the NA Business assumptions over the last several years.

Response: Lumen’s forecast process is a detailed, drivers-based model that uses hundreds of inputs to derive the forecast. Due to the complex nature of our forecasting process and the large number of metrics that are modeled, the process does not lend itself to simple sensitivity analysis. We do, however, run concurrent sensitivities around specific revenue and cost initiatives factoring in historical attainment.
As part of the forecasting process, hundreds of inputs are carefully considered and selected to arrive at the most-likely base forecast for Lumen, its reporting units, and certain key metrics including revenue, Adjusted EBITDA and unlevered cash flow. Inputs, and their resulting impact to financial projections, are tested during the forecast update process and selected based on reasonableness. Input examples for NA Business include, but are not limited to:
•Sales bookings by month by sales channel based on number of sellers and average productivity per seller
•Revenue installation intervals and installed revenue values in relation to trailing sales levels
•Revenue disconnect rate % by month by sales channel
•Seasonal usage growth or decline rate by month by sales channel
•Certain direct costs (and direct margin) by product by sales channel that are associated with the provision of services and products to customers
•Operating expense by account and by department by month based on annual growth rates, sequential trends, % of revenue and other factors such as changes in headcount, average cost per headcount per department, increases in compensation and rent, capitalization rates by dept and seasonal variability (including utility costs and payroll taxes).
•Capital expenditures by program, details by capital type (Success Based, Project, Base and capitalized operating expense), and review as a % of annualized sales/installations, and as a % of revenue. We also include investments to support initiatives/optimization and other spending to support network capacity requirements and unit growth.
Our current year forecast for NA Business and other reporting units aligns to our external company guidance. The forecast process frequency is at minimum quarterly and typically multiple times per quarter. The long-range forecast is reviewed by Lumen’s Board of Directors annually and throughout the year in connection with assessing strategic alternatives, potential mergers and acquisitions, or divestitures.
Internal controls are in place to assure the inputs and resulting forecast output metrics fall within expected ranges based on historical company results, with a process to ensure any metrics falling outside of reasonable range thresholds are explainable as outlier events or are the result of intentional shifts in company strategy. Key metric ranges reviewed as part of internal controls include, but are not limited to:
•Quarterly revenue growth % by reporting unit
•Direct margin by reporting unit
•Direct cost as a % of revenue
•Net operating expense as a % of revenue
•Capital expenditures as a % of revenue
•Seasonal timing of net operating expense
•Changes in working capital
Sensitivities of company specific risk premiums on the WACC were considered ranging from approximately 0% to 8%.

NA Business WACC and LTGR are provided in the table below.

	10/31/22	10/31/21	1/31/21(1)	10/31/20(1)	10/31/19(1)	3/31/19(2)
NA Business WACC	9.44%	7.44%	6.08%	7.60%	6.32%	N/A
NA Business LTGR	0.25%	0.25%	-0.66%	-0.66%	-0.62%	N/A

(1) As previously disclosed, we made changes to our segment and customer-facing sales channel reporting categories in early 2021 to align with operational changes designed to better support our customers. Therefore, the NA Business WACC and LTGR were calculated using a weighted average of our previous reporting units in this trend analysis.

(2) Because our low share price was a trigger for impairment testing, we estimated the fair value of our operations using only the market approach.
Table Note: Please refer to the table in Response 2 above for the NA Business historical revenue and EBITDA multiples trends.

Based upon the forecast process and controls detailed above, management determined the NA Business segment Revenue, Adjusted EBITDA, Unlevered Cash Flow and WACC used to value the NA Business reporting unit were reasonable and appropriately considered key sensitivities and value drivers within the context of our historical performance, our position in the market, and our current strategic approach.

6.In your response, you indicate that one of the factors from which you determined that the 59% control premium was reasonable was that it was within the 1.3%-71.6% range of eleven transactions occurring between November 1, 2021 and October 31, 2022. Please provide us with more information regarding these eleven premiums, such as what they were individually or on a weighted average basis. Further, describe the trends in your control premium over the last several years and explain any significant changes.

Response: Consistent with each quantitative impairment analysis, we reviewed individual transactions in the telecommunications services sector that were announced or closed one year prior to our test date. Control premiums were paid on eleven transactions during the period November 1, 2021 and October 31, 2022. The control premium from our goodwill impairment test was within the range of the eleven transactions. The Company triangulates its WACC, LTGR and market multiples to derive a control premium that is in the range of comparable market transactions. For October 2022, the Company also considered the EBITDA multiples of our recently closed Latin America Business and ILEC Business transactions resulting in a control premium that was at the higher end but still within the range of the eleven additional public transactions, which are listed in Table A below. Note that the March 2019 control premium of 4% was used to align the valuation to our current equity value by using only the market multiple approach, as the driving factor for the test completed in 1Q19 was a sustained decline in our share price.

Table B below provides the trends in our control premium over the last several years. Each year the Company applied a consistent methodology to conclude our control premium is reasonable based on prior market transactions applicable to such period, as well as other current market conditions.

Table A

Transaction(1)	Date	Control Premium
#1	3/15/2022	58.7
#2	1/27/2022	10.6
#3	1/17/2022	9.6
#4	1/12/2022	1.3
#5	11/25/2021	1.9
#6	11/22/2021	7.0
#7	7/27/2022	4.1
#8	5/14/2022	10.4
#9	3/2/2022	21.5
#10	2/25/2022	3.9
#11	12/9/2021	71.6
(1) Source of transaction detail is S&P Capital IQ.

Table B

	Oct-22	Oct-21	Jan-21	Oct-20	Oct-19	Mar-19
Historical Control Premium	59%	38%	24%	21%	45%	4%

7.We note your response to prior comment 5. Please explain further how the significant decline in the company’s market capitalization throughout the last seven months (e.g. $7.6 billion as of October 31, 2022; $5.2 billion as of December 31, 2022; $2.4 billion as of April 5, 2023; and $2.3 billion as of May 2, 2023) did not trigger the need to perform a quantitative analysis; particularly given that the decline in market capitalization would presumably result in a much higher control premium that is outside the peer range. Further, please tell us whether you intend to perform a quantitative analysis in the quarter ended June 30, 2023.

Response: For the periods ended December 31, 2022 and March 31, 2023, the Company performed qualitative assessments of the facts and circumstances at each period end and concluded the Company did not have a goodwill impairment trigger. During these periods, the Company determined that recent near-term periods of growth or declines would normalize over time and moderate beyond the forecast horizon. The Company further determined that cost efficiencies and strategic investments made in the near-term would positively impact our future financial performance. We also considered changes in our go-to-market strategies, sales channels, leadership changes and product categories (including our recent change to “growth/harvest/nurture/other” product categories) for each reporting unit and the areas where these initiatives would have the greatest impact on our forecasts, while considering each reporting unit’s respective strategic position, overall macroeconomic environment and related recessionary concerns. With respect to the Q4 2022 and Q1 2023 periods, we concluded that the share price decline was only one factor in considering whether we had a triggering event and that the price decline was most likely temporary based on our view that the benefits of our new strategies and leadership team announced in late 2022 and early 2023 would in the near-term be reflected in improvements in our share price. In addition, during Q1 2023, we compared our share price decline to the share price performance of our peers, and determined that over half of our peers had also experienced price declines. However, during Q2 2023 we reassessed prevailing conditions and market sentiments, and determined our share price will likely remain depressed until such time as investors perceive that our new strategies are working. Consequently, due to the sustained erosion of our market capitalization during Q2 2023, we believe a trigger for a quantitative goodwill impairment analysis has occurred. We have further determined our current market capitalization currently cannot be reconciled to a control premium based on recent market transactions. Therefore, we intend to perform a quantitative assessment as of May 31, 2023 weighting the market approach 100%, consistent with our 2019 first quarter impairment assessment. In connection with this assessment, we plan to compare the estimated fair value of our reporting units to our consolidated market value as of May 31, 2023.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Notes to Consolidated Financial Statements
(11) Segment Information, page 29

8.We note your response to prior comment 7 and the revised disclosures here continue to include Total Adjusted EBITDA. As previously indicated, this is a non-GAAP measure and is prohibited in the notes to the financial statements. Accordingly, please revise to remove both tables on page 30. Further, we note that you removed the reconciliation of the total segments' measure of profit or loss to consolidated net income, which is required by ASC 280-10-50-30b. Therefore, revise to include the reconciliation from total segment adjusted EBITDA to net (loss) income, consistent with the reconciliation included on page 133 in the Form 10-K for the year ended December 31, 2022.

Response: The Company confirms that in future filings, including the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, the Company will remove both tables on Page 30 of the Form 10-Q for the Quarterly Period Ended March 31, 2023. Additionally, the Company will revise the reconciliation table of total segment’s measure of profit or loss to consolidated net income as required in ASC 280-10-50-30b. Please see Appendix 1 to this letter.

Form 8-K Furnished on May 2, 2023

Exhibit 99.1
Financial Results, page 2

9.We note your response to prior comment 10 and revised presentation here. Please further revise to present Net Income, the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted EBITDA, Excluding Special Items, and Net Income margin, the most directly comparable GAAP measure to Adjusted EBITDA Margin and Adjusted EBITDA Margin, Excluding Special Items, with greater prominence than the respective non-GAAP measures. Similar concerns apply to the presentation on page 3. In this regard, we note that you present Adjusted EBITDA, Excluding Specials Items and the respective margin without presenting the GAAP measure more prominently. Also, revise to remove the "Operating income" line in the reconciliation from net income to adjusted EBITDA on page 16. Refer to Question 103.02 of the Non-GAAP C&DIs.

Response: The Company confirms that in future filings, including the Company’s earnings release for the quarter ended June 30, 2023, the Company will provide Net Income as the most directly comparable GAAP measure. Further, the Company will present Net Income (Loss) and Net Income (Loss) Margin with greater prominence before Adjusted EBITDA and Adjusted EBITDA margin in the recurring Financial Results table. The Company also confirms that “Operating Income” will be removed from the reconciliation of Net Income to Adjusted EBITDA in future filings, including the Company’s earnings release for the quarter ended June 30, 2023, in accordance with Question 103.02 of the Non-GAAP C&DIs. Please see Appendix 2 to this letter.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosure, notwithstanding any review, comments, action, or absence of action by the Staff. The Company qualifies each of its forward-looking statements contained in this letter by reference to the qualifying factors and risk factor disclosures contained in its filings with the SEC.

Sincerely,

Chris Stansbury
Chief Financial Officer

cc: Mr. Richard G. Ehrman
KPMG LLP
Denver, Colorado

The Audit Committee of the Board of Directors
Lumen Technologies, Inc.

Appendix 1 to the letter dated June 12, 2023
(11) Segment Information

We report our results within two segments: Business and Mass Markets.

Under our Business segment we provide products and services to meet the needs of our enterprise and wholesale customers under four distinct sales channels: Large Enterprise, Mid-Market Enterprise, Public Sector and Wholesale. For Business segment revenue, we report the following product categories: Grow, Nurture, Harvest and Other, in each case through the sales channels outlined above. The Business segment included the results of our Latin American and ILEC businesses prior to their sales on August 1, 2022 and October 3, 2022, respectively.

Under our Mass Markets Segment, we provide products and services to residential and small business customers. We report the following categories: Fiber Broadband, Other Broadband and Voice and Other. The Mass Markets segment included the results of our ILEC business prior to its sale on October 3, 2022.

See detailed descriptions of these product and service categories in Note 4—Revenue Recognition.

As described in more detail below, our segments are managed based on the direct costs of providing services to their customers and directly associated selling, general and administrative costs (primarily salaries and commissions). Shared costs are managed separately and included in "other unallocated amounts" in the table below. As referenced above, we reclassified certain prior period amounts to conform to the current period presentation. See Note 1— Background for additional detail on these changes.

The following tables summarize our segment results for the three and six months ended June 30, 2023 and 2022, based on the segment categorization we were operating under at March 31, 2023.

	Three Months Ended June 30, 2023		Six Months Ended June 30, 2022
	Business	Mass Markets	Business	Mass Markets
(Dollars in millions)
Segment revenue	XX	XX	XX	XX
Segment expenses:
Cost of services and products	XX	XX	XX	XX
Selling, general and administrative	XX	XX	XX	XX
Total segment expense	XX	XX	XX	XX
Total segment adjusted EBITDA	XX	XX	XX	XX

	Three Months Ended June 30, 2022		Six Months Ended June 30, 2022
	Business	Mass Markets	Business	Mass Markets
(Dollars in millions)
Segment revenue	XX	XX	XX	XX
Segment expenses:
Cost of services and products	XX	XX	XX	XX
Selling, general and administrative	XX	XX	XX	XX
Total segment expense	XX	XX	XX	XX
Total segment adjusted EBITDA	XX	XX	XX	XX

Revenue and Expenses

Our segment revenue includes all revenue from our two segments as described in more detail above. Our segment revenue is based upon each customer's classification. We report our segment revenue based upon all services provided to that segment's customers. Our segment expenses include specific cost of service expenses incurred as a direct result of providing services and products to segment customers, along with selling, general and administrative expenses that are directly associated with specific segment customers or activities. We have not allocated assets or debt to specific segments.

The following items are excluded from our segment results, because they are centrally managed and not monitored by or reported to our chief operating decision maker by segment:

•network expenses not incurred as a direct result of providing services and products to segment customers and centrally managed expenses such as Finance, Human Resources, Legal, Marketing, Product Management and IT, all of which are reported as "other unallocated amounts" in the table above;

•depreciation and amortization expense;

•goodwill or other impairments;

•interest expense;

•stock-based compensation; and

•other income and expense items.

The following table reconciles total adjusted EBITDA to net income for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 03,
	2023	2022	2023	2022
(Dollars in millions)
Total segment adjusted EBITDA	XX	XX	XX	XX
Depreciation and amortization	XX	XX	XX	XX
Goodwill impairment	XX	XX	XX	XX
Other unallocated expense	XX	XX	XX	XX
Stock-based compensation	XX	XX	XX	XX
Operating income	XX	XX	XX	XX
Total other expense, net	XX	XX	XX	XX
Income before income taxes	XX	XX	XX	XX
Income tax expenses	XX	XX	XX	XX
Net income	XX	XX	XX	XX

Appendix 2 to the letter dated June 12, 2023

Financial Results

Metric, as reported	Second Quarter
($ in millions, except per share data)	2023	2022
Large Enterprise	XX	XX
Mid-Market Enterprise	XX	XX
Public Sector	XX	XX
Enterprise Channels	XX	XX
Wholesale	XX	XX
Business Segment Revenue	XX	XX
Mass Markets Segment Revenue	XX	XX
Total Revenue(1)(2)	XX	XX
Cost of Services and Products	XX	XX
Selling, General and Administrative Expenses	XX	XX
Loss on disposal group held for sale	XX	XX
Stock-based Compensation Expense	XX	XX
Net Income	XX	XX
Net Income, Excluding Special Items(5)(9)	XX	XX
Adjusted EBITDA(3)(4)(5)	XX	XX
Adjusted EBITDA, Excluding Special Items(3)(4)(5)(6)	XX	XX
Net Income Margin	XX	XX
Net Income Margin, Excluding Special Items(5)(9)	XX	XX
Adjusted EBITDA Margin(5)	XX	XX
Adjusted EBITDA Margin, Excluding Special Items(5)(6)	XX	XX
Net Cash Provided by Operating Activities	XX	XX
Capital Expenditures(7)	XX	XX
Unlevered Cash Flow(5)	XX	XX
Unlevered Cash Flow, Excluding Cash Special Items(5)(8)	XX	XX
Free Cash Flow(5)	XX	XX
Free Cash Flow, Excluding Cash Special Items(5)(8)	XX	XX
Net Income per Common Share - Diluted	XX	XX
Net Income per Common Share - Diluted, Excluding Special Items(5)(9)	XX	XX
Weighted Average Shares Outstanding (in millions) - Diluted	XX	XX
(1) Revenue for the second quarter of 2022 includes (i) $XX million of revenue from the Latin American business divested August 1, 2022 and the 20-state ILEC business divested October 3, 2022 (the "divestitures"), which will not recur in periods following the completion of these divestitures, and (ii) $XX million of revenue from the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that these figures will allow analysts and investors to understand the amounts associated with these transactions to understand the impact they had on the Company's past, but not current or future, financial performance. Therefore, these amounts will impact the Company’s ability to match its past performance in current and future periods. Additionally, the Company believes that this provides useful information to investors to understand the impact that the CAF Phase II program had on the Company's revenue generating activities in relation to the Company’s past, but not current or future, financial performance.

(2) The post-closing revenue impact of actual amounts received by the Company under the post-closing agreements with the purchasers of the divested businesses was $XX million for the second quarter of 2023. The Company believes that this provides useful information to investors to understand the impact that the post-closing agreements have had on the Company's activities and its current financial performance.

(3) Adjusted EBITDA and Adjusted EBITDA excluding Special Items for the second quarter of 2022 includes (i) $XX million of Adjusted EBITDA from the divestitures, which will not recur in periods following the completion of these divestitures, and (ii) $XX million of revenue from the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that these figures will allow analysts and investors to understand the amounts associated with these transactions to understand the impact they had on the Company's past, but not current or future, financial performance. Therefore, these amounts will impact the Company’s ability to match its past performance in current and future periods. Additionally, the Company believes that this provides useful information to investors to understand the impact that the CAF Phase II program had on the Company's revenue generating activities in relation to the Company’s past, but not current or future, financial performance.

(4) The post-closing financial impacts of actual amounts received or paid by the Company under the post-closing agreements with the purchasers of the divested businesses were a net reduction of $XX million for the second quarter of 2023. The Company believes that this provides useful information to investors to understand the impact that the post-closing agreements have had on the Company's activities and its current financial performance.

(5) See the attached schedules for definitions of non-GAAP metrics and reconciliations to GAAP figures.
(6) Excludes Special Items in the amounts of (i) $XX million for the second quarter of 2023 and (ii) $XX million for the second quarter of 2022.
(7) Capital expenditures for the second quarter of 2022 includes (i) $XX million of capital expenditures relating to the divested businesses, which will not recur in periods following the completion of these divestitures, and (ii) $XX million of capital expenditures related to the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that these figures will allow analysts and investors to understand the amounts associated with these transactions to understand the impact they had on the Company's past, but not current or future, capital expenditures. Therefore, these amounts will impact the Company’s ability to match its past capital expenditure activities in current and future periods. Additionally, the Company believes that this provides useful information to investors to understand the impact that the CAF Phase II program had on the Company's capital expenditure activities in relation to the Company’s past, but not current or future, capital expenditures.

(8) Excludes cash paid for Special Items of (i) $XX million for the second quarter of 2023 and (ii) $XX million for the second quarter of 2022.
(9) Excludes Special Items (net of the income tax effect thereof) in the amounts of (i) $XX million benefit for the second quarter of 2023 and (ii) $XX million charge for the second quarter of 2022.

Metrics	Second Quarter	First Quarter	QoQ Percent	Second Quarter	YoY Percent
($ in millions)	2023	2023	Change	2022	Change
Revenue By Sales Channel
Large Enterprise	XX	XX	XX%	XX	XX%
Mid-Market Enterprise	XX	XX	XX%	XX	XX%
Public Sector	XX	XX	XX%	XX	XX%
Enterprise Channels	XX	XX	XX%	XX	XX%
Wholesale	XX	XX	XX%	XX	XX%
Business Segment Revenue	XX	XX	XX%	XX	XX%
Mass Markets Segment Revenue	XX	XX	XX%	XX	XX%
Total Revenue(1)	XX	XX	XX%	XX	XX%
Revenue by Business Segment Product Category
Grow	XX	XX	XX%	XX	XX%
Nurture	XX	XX	XX%	XX	XX%
Harvest	XX	XX	XX%	XX	XX%
Other	XX	XX	XX%	XX	XX%
Business Segment Revenue	XX	XX	XX%	XX	XX%
Net Income	XX	XX	XX%	XX	XX%
Net Income, Excluding Special Items	XX	XX	XX%	XX	XX%
Adjusted EBITDA, Excluding Special Items(2)	XX	XX	XX%	XX	XX%
Adjusted EBITDA Margin, Excluding Special Items	XX	XX	XX%	XX	XX%
Capital Expenditures(3)	XX	XX	XX%	XX	XX%
(1) Revenue for the second quarter of 2022 includes amounts from the (i) Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) the CAF Phase II program, which lapsed on December 31, 2021. Revenue for the second quarter of 2023 and the fourth quarter of 2022 includes amounts related to the post-closing commercial agreements with the purchasers of the divested businesses. Refer to footnote 1 and 2 on the preceding table for details.

(2) Adjusted EBITDA excluding Special Items for the second quarter of 2022 include the financial impacts of (i) the Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) the CAF Phase II program, which lapsed on December 31, 2021. Adjusted EBITDA excluding Special Items for the second quarter of 2023 and the fourth quarter of 2022 include the financial impacts from the post-closing commercial agreements with the purchasers of the divested businesses. Refer to footnote 3 and 4 on the preceding table for details.

(3) Capital expenditures for the second quarter of 2022 includes the impacts of (i) capital expenditures related to our divested businesses, which will not recur in periods following the completion of these divestitures, and (ii) capital expenditures related to the CAF Phase II program, which lapsed on December 31, 2021. Refer to footnote 7 on the preceding table for details.

Lumen Technologies, Inc.
Adjusted EBITDA Non-GAAP Reconciliation
(UNAUDITED)
($ in millions)
	Actual QTD		Actual YTD
	2Q23	2Q22	2Q23	2Q22
Net income	XX	XX	XX	XX
Income tax expense	XX	XX	XX	XX
Total other (income) expense, net	XX	XX	XX	XX
Depreciation and amortization expense	XX	XX	XX	XX
Stock-based compensation expense	XX	XX	XX	XX
Adjusted EBITDA(1)	XX	XX	XX	XX

Add back: Severance(2)	XX	XX	XX	XX
Add back: Loss on disposal group held for sale(2)	XX	XX	XX	XX
Add back: Transaction and separation costs(2)	XX	XX	XX	XX
Adjusted EBITDA excluding Special Items(1)	XX	XX	XX	XX

Total revenue	XX	XX	XX	XX

Net Income Margin	XX%	XX%	XX%	XX%
Adjusted EBITDA Margin	XX%	XX%	XX%	XX%
Adjusted EBITDA Margin excluding Special Items	XX%	XX%	XX%	XX%

(1) Adjusted EBITDA and Adjusted EBITDA excluding Special Items for the second quarter of 2022 include the financial impacts of (i) the Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) the CAF Phase II program, which lapsed on December 31, 2021. Adjusted EBITDA excluding Special Items for the second quarter of 2023 include the financial impacts from the post-closing commercial agreements with the purchasers of the divested businesses. Refer to footnote 1 on the first page of this release for details.

(2) Refer to Non-GAAP Special Items table for details of the Special Items included above.